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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Industrial Distribution Group, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
456061100
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456061100	Page	2	of	12

1	NAMES OF REPORTING PERSONS PDLP Distribution, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	456061100	Page	3	of	12

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund, SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	456061100	Page	4	of	12

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	456061100	Page	5	of	12

1	NAMES OF REPORTING PERSONS LKCM Alternative Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	456061100	Page	6	of	12

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA/CO

CUSIP No.	456061100	Page	7	of	12

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	456061100	Page	8	of	12

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,434,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,434,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,434,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D, as amended, filed by the Reporting Persons with respect to the common stock, par value $0.01 (“Common Stock”), of Industrial Distribution Group, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.
Item 2. Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a) The names of the persons filing this Schedule 13D are PDLP Distribution, LLC, a Texas limited liability company (“PDLP Distribution”), LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), LKCM Alternative Management, LLC, a Delaware limited liability company (“PD Alternative”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. PDLP Distribution, Master Fund, PD Management, PD Alternative, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of Master Fund is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
(c) PDLP Distribution holds the shares of Common Stock reported herein. Master Fund owns all of the membership interests in PDLP Distribution. PD Management owns all of the management shares of Master Fund. PD Alternative is the general partner of PD Management. J. Luther King, Jr. and J. Bryan King are controlling members of PD Alternative. LKCM is the investment manager for Master Fund, and J. Luther King, Jr. is the controlling shareholder of LKCM. The principal business of PDLP Distribution and Master Fund is purchasing, holding, and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.
(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) PDLP Distribution is organized under the laws of Texas. Master Fund is organized under the laws of the Cayman Islands. PD Management, PD Alternative, and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On March 19, 2008, Master Fund contributed 934,000 shares of Common Stock to PDLP Distribution in exchange for membership interests in PDLP Distribution.
On March 20, 2008, PDLP Distribution acquired 500,000 shares of Common Stock in an open market transaction for a purchase price of $5,050,000. As further described in Item 6, PDLP Distribution borrowed the funds used to purchase such shares of Common Stock from Encore Bank, N.A.

Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
Since the most recent filing of Schedule 13D, the Reporting Persons have continued to review and evaluate their investment in the Issuer as well as the Issuer’s business and prospects. The Reporting Persons have also reviewed the adequacy of the $10.30 per share cash offer made by Platinum Equity Advisors, LLC and its affiliates to acquire the Issuer, particularly in light of the significant margin expansion the Reporting Persons believe the Issuer will realize in future periods from management’s recently implemented information technology infrastructure enhancements, strategic pricing initiatives, ongoing facility rationalization, and other expense management and margin improvement initiatives. Based on the foregoing, the Reporting Persons are considering strategic plans and proposals that, if effected, could result in a competing acquisition proposal for the Issuer or one or more of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons anticipate engaging in communications with the Issuer’s Board of Directors, financial advisors, shareholders, and/or other persons with respect to such plans and proposals. The Reporting Persons reserve their right to take such actions in the future as they deem appropriate in light of the circumstances.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of March 20, 2008, the Reporting Persons may be deemed to beneficially own 1,434,000 shares of Common Stock (which represents approximately 14.9% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-K for the year ended December 31, 2007).
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
PDLP Distribution, LLC	1,434,000	0	1,434,000	0
LKCM Private Discipline Master Fund, SPC	1,434,000	0	1,434,000	0
LKCM Private Discipline Management, L.P.	1,434,000	0	1,434,000	0
LKCM Alternative Management, LLC	1,434,000	0	1,434,000	0
Luther King Capital Management Corporation	1,434,000	0	1,434,000	0
J. Luther King, Jr.	1,434,000	0	1,434,000	0
J. Bryan King	1,434,000	0	1,434,000	0
(c) Since the most recent filing of Schedule 13D, PDLP Distribution purchased 500,000 shares of Common Stock in an open market transaction at a purchase price of $10.10 per share on March 20, 2008.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
On March 20, 2008, PDLP Distribution purchased 500,000 shares of Common Stock using funds borrowed from Encore Bank, N.A. (“Encore”) pursuant to a Promissory Note, dated March 20, 2008, in the principal amount of $5,650,000 (the “Note”). Under the terms of the Note, interest on the unpaid principal amount thereof will accrue at an annual rate equal to the greater of the prime rate for commercial banks in effective from time to time and 5.25%. The term of the Note is eighteen months, unless otherwise extended by Encore. The foregoing description of the terms and provisions of the Note is qualified in its entirety by reference to the Note attached as Exhibit 2 and incorporated by reference herein.

In connection with the Note, PDLP Distribution and Encore also entered into a Stock Pledge and Security Agreement, dated March 20, 2008 (the “Pledge Agreement”). Pursuant to the Pledge Agreement, PDLP Distribution granted a security interest in all of the shares of Common Stock reported herein to Encore on the terms and conditions set forth therein. The Pledge Agreement provides that as long as PDLP Distribution has any outstanding obligations under the Note, it will not, without the prior written consent of Encore, take certain actions with respect to the shares of Common Stock reported herein, including, without limitation, (i) transferring, selling, pledging, assigning, or encumbering such shares of Common Stock or (ii) voting or taking any consensual action with respect to such shares of Common Stock that would materially and adversely affect Encore’s security interest therein. If an Event of Default (as defined in the Pledge Agreement) occurs and is not cured as provided in the Pledge Agreement, Encore will be entitled to exercise certain rights and remedies with respect to such shares of Common Stock, including, without limitation, (i) voting such shares of Common Stock on any matter Encore deems advisable for or against any matter that may be submitted to a vote of the Issuer’s shareholders and (ii) transferring, selling, or otherwise disposing of such shares of Common Stock in a private or public sale. The foregoing description of the terms and provisions of the Pledge Agreement is qualified in its entirety by reference to the Pledge Agreement attached as Exhibit 3 and incorporated by reference herein.
PDLP Distribution and Encore have also entered into an Interest Reserve and Security Agreement, dated March 20, 2008 (the “Interest Reserve Agreement”). Under the Interest Reserve Agreement, PDLP Distribution agreed to deposit $500,000 of the funds borrowed pursuant to the Note into an interest reserve account maintained with Encore. The Interest Reserve Agreement provides that accrued interest on the unpaid principal amount of the Note will be paid using funds on deposit in the interest reserve account. Under the Interest Reserve Agreement, PDLP Distribution has also granted Encore a security interest in funds deposited in the interest reserve account to provide additional security for PDLP Distribution’s obligations under the Note. The foregoing description of the terms and provisions of the Interest Reserve Agreement is qualified in its entirety by reference to the Interest Reserve Agreement attached as Exhibit 4 and incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement, dated March 20, 2008, by and among the Reporting Persons.

Exhibit 2	Promissory Note, dated March 20, 2008, made by PDLP Distribution, LLC in favor of Encore Bank, N.A.

Exhibit 3	Stock Pledge and Security Agreement, dated March 20, 2008, by and between PDLP Distribution, LLC and Encore Bank, N.A.

Exhibit 4	Interest Reserve and Security Agreement, dated March 20, 2008, by and between PDLP Distribution, LLC and Encore Bank, N.A.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2008

PDLP Distribution, LLC

By:	LKCM Private Discipline Master Fund, SPC, its sole member
By:	LKCM Private Discipline Management, L.P., its manager
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King

J. Bryan King, Vice President

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., its manager
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King

J. Bryan King, Vice President

LKCM Private Discipline Management, L.P.

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King

J. Bryan King, Vice President

LKCM Alternative Management, LLC

By:	/s/ J. Bryan King

J. Bryan King, Vice President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King

J. Bryan King, Vice President

/s/ J. Bryan King

J. Bryan King

/s/ J. Luther King, Jr.

J. Luther King, Jr.

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Joint Filing Agreement, dated March 20, 2008, by and among the Reporting Persons.

Exhibit 2	Promissory Note, dated March 20, 2008, made by PDLP Distribution, LLC in favor of Encore Bank, N.A.

Exhibit 3	Stock Pledge and Security Agreement, dated March 20, 2008, by and between PDLP Distribution, LLC and Encore Bank, N.A.

Exhibit 4	Interest Reserve and Security Agreement, dated March 20, 2008, by and between PDLP Distribution, LLC and Encore Bank, N.A.